Morgan Stanley & Co. LLC

1585 Broadway

New York, NY 10036

November 27, 2017

VIA EDGAR

Marianne Dobelbower

Senior Counsel

Disclosure Review and Accounting Office

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Invesco High Income 2024 Target Term Fund

Registration Statement on Form N-2

File Nos. 333-217870 and 811-23251

Dear Ms. Dobelbower:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of Invesco High Income 2024 Target Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on November 29, 2017 or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As representative of the several Underwriters

By:	/s/ Michael Occi
Name: Michael Occi Title: Executive Director